FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January 2011
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

SIGNATURES

Issuance by CGGVeritas of Bonds Convertible into and/or
Exchangeable for New or Existing Shares (OCEANEs)
Paris, 19 January 2011
CGGVeritas (ISIN: FR0000120164 — NYSE: CGV) announces today the launch of bonds convertible into and/or exchangeable for new or existing shares (OCEANE) due 1st January 2016 (the “Bonds”) in a nominal amount of approximately €315 million, which may be increased up to a maximum nominal amount of approximately €360 million in the event of the full exercise of the over-allotment option granted to the Joint Lead Managers and Joint Bookrunners, exercisable no later than 25 January 2011.
The net proceeds of the issuance will be used to actively manage CGGVeritas’ indebtedness, in particular to repay part of its $530 million 7.5% Senior Notes due May 2015, allowing the Group to reduce its cash interest expense.
The Bonds will be offered only by way of a private placement in France and outside France to persons referred to in Article L. 411-2-II of the French monetary and financial code (Code monétaire et financier), without a public offering in any country (including France, the United States, Canada, Australia and Japan).
The Bonds’ nominal value will represent an issue premium of 20 % to 25 % of CGGVeritas’ reference share price1 on the regulated market of NYSE Euronext in Paris (“Euronext Paris”).
The Bonds will bear interest at an annual rate of 1.75 % to 2.25% , payable semi-annually in arrear on 1st January and 1st July of each year (or on the following business day if either of these two dates is not a business day). The first interest payment, to be made on 1st July 2011 (or on the following business day if such date is not a business day), will cover the period from 27 January 2011, the issue date of the Bonds, to 30 June 2011, inclusive, and will be calculated pro rata temporis. The Bonds will be issued at par on 27 January 2011, the expected settlement date of the Bonds, and redeemed at par on 1st January 2016. The Bonds will entitle their holders to receive new and/or existing CGGVeritas shares at a ratio of one share per one Bond, subject to adjustments. Under certain conditions, the Bonds may be redeemed prior to maturity at the option of CGGVeritas. The Bonds’ final terms are expected to be determined on 19 January 2011.
The Company is not aware of the intentions of its principal shareholders.
An application for the listing of the Bonds on Euronext Paris will be made. A listing prospectus will be submitted to list the Bonds on Euronext Paris and will be subject to the approval (visa) of the Autorité des marchés financiers (the “AMF”).
***
IMPORTANT NOTICE
     This press release and the information contained herein do not constitute an offer to subscribe a purchase bonds convertible into new shares and/or exchangeable for existing shares (the “Bonds”), or any other securities, issued by CGG Veritas.
     An update of the registration document of CGGVeritas (filed with the AMF on 23 April 2010 under No. D.10-0316) was filed with the AMF on 18 January 2011 under No. D.10 -0316-A01 and is

[1]	The reference share price will be equal to the volume-weighted average share price of the CGGVeritas’ shares on Euronext Paris from the opening of trading on 19 January 2011 until the determination of the final terms and conditions of the Bonds on the same day.

available on the website of CGGVeritas (www.cggveritas.com) and on the website of the AMF (www.amf-france.org).
     The Bonds will be offered only by way of a private placement in France and outside France to persons referred to in Article L. 411-2-II of the French monetary and financial code (Code monétaire et financier), without a public offering in any country (including France). A listing prospectus will be submitted for a listing on the regulated market of NYSE Euronext in Paris and will be subject to the approval (visa) of the Autorité des marchés financiers.
     European Economic Area
     With respect to the Member States of the European Economic Area which have implemented the Prospectus Directive (the “Relevant Members State”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any Relevant Member State. As a result, the Bonds may only be offered in Relevant Member States:
(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last fiscal year; (2) a total balance sheet of more than 43,000,000 euros and (3) an annual net revenues of more than 50,000,000 euros, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by CGGVeritas of a prospectus pursuant to article 3(2) of the Prospectus Directive.
     For the purposes of this paragraph, the notion of an “offer to the public of Bonds” in each of the Relevant Member States, means any communication, to individuals or legal entities, in any form and by any means, of sufficient information on the terms and conditions of the offering and on the Bonds to be offered, thereby enabling an investor to decide to purchase or subscribe for the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive. The notion of “Prospectus Directive” means the directive 2003/71/EC of the European Parliament and the Council of 4 November 2003 as implemented in each member state of the European Economic Area.
     This selling restriction is in addition to any other selling restriction applicable in those Relevant Member States.
     United Kingdom
     This press release is addressed only (i) to persons located outside the United Kingdom, (ii) to investment professionals as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) to people designated by Article 49(2) (a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the persons mentioned in paragraphs (i), (ii), and (iii) all deemed relevant persons (“Relevant Persons”). The Bonds and, if applicable, the shares of CGGVeritas to be delivered upon exercise of the Conversion rights (the “Financial Instruments”) are intended only for Relevant Persons and any invitation, offer of contract related to the subscription, tender, or acquisition of the Financial Instruments may be addressed and/or concluded only with Relevant Persons. All persons other than Relevant Persons must abstain from using or relying on this document and all information contained therein.
     United States of America
     This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States to U.S. persons, or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933, as amended.
     Canada, Australia and Japan
     The Bonds may not and will not be offered, sold or purchased in Canada, Australia or Japan.

     The information contained in this press release does not constitute an offer of securities for sale in Canada, Australia or Japan.
     In accordance with the terms of the underwriting agreement to be entered into between CGGVeritas and the Managers, the global coordinator of the offering, acting as stabilizing manager (or any other institution acting on its behalf) will have the ability, but not the obligation as from the moment on which the final terms of this transaction become public, i.e., on 19 January 2011, to intervene so as to stabilize the market for the Bonds and/or possibly the CGGVeritas’s shares in accordance with applicable laws and regulations, and in particular Regulation (EC) no. 2273/2003 of the Commission dated December 22, 2003. Such interventions may be interrupted at any time, if any, but at the latest on 25 January 2011 in accordance with article 8.5 of Regulation (EC) no. 2273/2003 of the commission dated December 22, 2003. Such interventions may stabilize the price of the CGGVeritas’s shares and of the Bonds. Such interventions may also affect the price of the CGGVeritas’s shares and of the Bonds and could result in such prices being higher than those that might otherwise prevail.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 19th, 2011	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary